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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: April 23, 2004

NOVA Chemicals Corporation
1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive offices)

Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A.

A copy of the Registrant's:

  1.
  Report of Voting Results from NOVA Chemicals Corporation's April 14, 2004 Annual and Special Meeting.

  2.
  NOVA Chemicals Corporation's Certificate of Continuance and Articles of Continuance under Canadian Business Corporations Act.

  3.
  NOVA Chemicals Corporation's General By-Law No. 2.

is furnished herewith and is incorporated by reference into the following Registration Statements:

    Registration Statement on Form S-8 #33-47673
    Registration Statement on Form S-8 #333-520
    Registration Statement on Form S-8 #333-9076
    Registration Statement on Form S-8 #333-9078
    Registration Statement on Form S-8 #33-86218
    Registration Statement on Form S-8 #33-77308
    Registration Statement on Form S-8 #333-11280
    Registration Statement on Form S-8 #333-12910
    Registration Statement on Form S-8 #333-101793
    Registration Statement on Form S-8 #333-109424
    Registration Statement on Form F-9 #333-13824

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation
/s/ RONALD E.J. KEMLE Ronald E.J. Kemle Assistant Corporate Secretary

April 23, 2004

EXHIBITS

Attached hereto is:

1.
Report of Voting Results from NOVA Chemicals Corporation's April 14, 2004 Annual and Special Meeting.

2.
NOVA Chemicals Corporation's Certificate of Continuance and Articles of Continuance under Canadian Business Corporations Act.

3.
NOVA Chemicals Corporation's General By-Law No. 2.

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SIGNATURES
EXHIBITS